Pasithea Therapeutics Corp.

1111 Lincoln Road, Suite 500

Miami Beach, Florida 33139

Tel: (702) 514-4174

April 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pasithea Therapeutics Corp.
Registration Statement on Form S-3 (File No. 333-271010)
Filed on March 30, 2023

Ladies and Gentlemen:

Pasithea Therapeutics Corp. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Wednesday April 19, 2023, at 4:05 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant, or its representative, may orally request via telephone call to the staff of the Commission.

Please call James O’Grady of Lowenstein Sandler LLP at (646) 414-6849 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

PASITHEA THERAPEUTICS CORP.

By:	/s/ Tiago Reis Marques
Name:	Tiago Reis Marques
Title:	Chief Executive Officer